SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                                (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. 1)*



                                  HEI, Inc.
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                               (Name of Issuer)

                      Common Stock, Par Value $.05 Per Share
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                         (Title of Class of Securities)

                                  404160103
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                                (CUSIP Number)

                            Michael A. King, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                                (212) 839-5300
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               February 18, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 5 Pages)


_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 404160103                         PAGE   1    OF   1    PAGES
          ---------                               ----      ----


1      NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Anthony J. Fant

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                     (b) / /

3      SEC USE ONLY

4      SOURCE OF FUNDS*     PF, OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
       PURSUANT TO ITEMS 2(d) or 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION     United States


     NUMBER OF      7      SOLE VOTING POWER
       SHARES                     709,900
    BENEFICIALLY    8      SHARED VOTING POWER
      OWNED BY                    -0-
       EACH         9      SOLE DISPOSITIVE POWER
     REPORTING                    709,900
      PERSON        10     SHARED DISPOSITIVE POWER
       WITH                       -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               709,900

12     CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES CERTAIN SHARES*                                 / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               17.4%

14     TYPE OF REPORTING PERSON*
            IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 SCHEDULE 13D


     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 by Mr. Fant relating to the common stock, par value $.05 per share ("Shares"), of HEI, Inc. a Minnesota corporation (the "Issuer"). Capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the initial filing on Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to add the following:

     The aggregate purchase price of the 115,000 Shares purchased by Mr. Fant not previously reported on a Schedule 13D by Mr. Fant was approximately $862,825, including brokerage commissions. Such Shares were purchased with personal funds. No part of the purchase price is represented by borrowed funds.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Items 5 (a)-(c) are hereby amended and restated as follows:

(a) Mr. Fant is the beneficial owner of 709,900 shares of Issuer Common Stock, or approximately 17.4% of Issuer Common Stock based on a total of 4,068,576 shares of Issuer Common Stock stated to be outstanding as of December 16, 1997 by Issuer in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on January 13, 1998.

(b) Mr. Fant has sole power to vote or direct the vote and dispose or direct the disposition of 709,900 shares of Issuer Common Stock.

(c) Transactions in the Shares effected by Mr. Fant since the previous filing on Schedule 13D by Mr. Fant are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 19, 1998



                                       By:/s/ Anthony J. Fant
                                          ---------------------------------
                                             Anthony J. Fant



                                  SCHEDULE A

                    Schedule of Transactions in the Shares

                                           No. of
                                           Shares
Name                     Date             Purchased        Price Per Share/1/

Anthony J. Fant          02/18/98         50,000               7.4375
                         02/18/98         65,000               7.5000


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/1/  Does not include brokerage commission.